Sunoco Logistics Partners L.P.
3807 West Chester Pike
Newtown Square, Pennsylvania 19073
(866) 248-4344

September 4, 2015

By EDGAR
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-206302) of Sunoco Logistics Partners L.P.

Dear Mr. Schwall:
On behalf of Sunoco Logistics Partners L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on September 10, 2015, or as soon thereafter as practicable. As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please contact Michael J. Swidler of Vinson & Elkins L.L.P. at (212) 237-0020.

Very truly yours,

SUNOCO LOGISTICS PARTNERS L.P.

By:	Sunoco Partners LLC, Its General Partner

	By:	/s/ KATHLEEN SHEA-BALLAY
	Name:	Kathleen Shea-Ballay
	Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Acceleration Request